Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY DIRECTORS OF MIX TELEMATICS, BY AN ASSOCIATE OF A DIRECTOR OF MIX TELEMATICS AND BY DIRECTORS OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of MiX Telematics and by an associate of a director of MiX Telematics:

Name of director:	Ian Jacobs
Transaction date:	30 May 2017
Class of securities:	American Depositary Shares*
Number of securities:	2 000
Highest traded price per security:**	USD6.80
Weighted average price per security:	USD6.669045
Lowest traded price per security:**	USD 6.5786
Total value:	USD13 338.09
Nature of transaction:	On-market purchase through the NYSE
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of associate:	402 Capital LLC
Name of director and relationship to director:	Ian Jacobs, who is a managing member of 402 Capital LLC
Transaction date:	1 June 2017
Class of securities:	American Depositary Shares*
Number of securities:	2 000
Highest traded price per security:**	USD6.855
Weighted average price per security:	USD6.6365
Lowest traded price per security:**	USD 6.53
Total value:	USD13 273.00
Nature of transaction:	On-market purchase through the NYSE
Nature and extent of director’s interest:	Indirect beneficial
Clearance to deal received:	Yes
* One American Depositary Share equals 25 ordinary shares.
**Highest and lowest traded prices per security on the market on the day.

Shareholders are further advised of the following information relating to the award and acceptance of share appreciation rights (“SARs”) under the MiX Telematics Limited Long-Term Incentive Plan (“LTIP”), the vesting of which will occur on an annual basis in four equal tranches commencing on 30 May 2019 and will be subject to the performance condition of the achievement of 10% compounded annual growth in the MiX Telematics share price. The total value of each award will be determined, for the number of SARs exercised, by calculating the difference between the award price per SAR and the closing share price on the day before the exercise date.

Name of director:	Paul Dell
Acceptance date:	5 June 2017
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 1 100 000 ordinary shares
Award price per SAR:	R3.46
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Stefan Joselowitz
Acceptance date:	5 June 2017
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 1 100 000 ordinary shares
Award price per SAR:	R3.46
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Acceptance date:	5 June 2017
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 1 100 000 ordinary shares
Award price per SAR:	R3.46
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Catherine Lewis
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Acceptance date:	5 June 2017
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 1 100 000 ordinary shares
Award price per SAR:	R3.46
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Rory McWilliams
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Acceptance date:	5 June 2017
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 100 000 ordinary shares
Award price per SAR:	R3.46
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics Investments Proprietary Limited
Acceptance date:	5 June 2017
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 1 100 000 ordinary shares
Award price per SAR:	R3.46
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

5 June 2017

Sponsor